Cover Sheet of Form 6-K

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of               February,2004

Imperial Ginseng Products Ltd.

             Suite 1601 – 650 West Georgia St. Vancouver, British Columbia, V6B 4N7

[Indicate by check mark whether the registrant files of will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F

X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

    Yes

    X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Imperial Ginseng Products Ltd.

(Registrant)

Date       February 23, 2004

By

“James S. Chang”

James S. Chang, President and Director

QUARTERLY AND YEAR END REPORT

BC FORM 51-901f

(previously Form 61)

Incorporated as part of :	X	Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	Imperial Ginseng Products Ltd.

ISSUER ADDRESS	Suite 1601 - 650 West Georgia Street
P.O. Box 11549
Vancouver, BC
V6B 4N7

CONTACT PERSON	Hilary Madore

CONTACT POSITION	Vice President Finance

CONTACT TELEPHONE #	(604) 689-8863

CONTACT EMAIL ADDRESS	hilarym@imperialginseng.com

WEB SITE ADDRESS	N/A

FOR QUARTER ENDED	December 31, 2003

DATE OF REPORT	February 16, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

HUGH CARTWRIGHT	“Hugh Cartwright”	2004/02/16
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

JAMES CHANG	“James Chang”	2004/02/16
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

Consolidated Financial Statements of

IMPERIAL GINSENG PRODUCTS LTD.

Six months ended December 31, 2003

(Unaudited - Prepared by Management)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Balance Sheet

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	December 31, 2003	June 30, 2003 (Audited)

Assets

Current Assets:
Cash	$ 101,678	$ 52,730
Accounts receivable	71,818	37,869
Inventory	2,956,781	145,956
Ginseng crop costs (schedule)	2,300,000	2,700,000
Prepaid expenses	11,735	98,520
	5,442,012	3,035,075

Ginseng crop costs (schedule)	3,522,332	4,351,190
Capital assets	1,105,339	1,629,735
Investment	1	1

	$ 10,069,684	$ 9,016,001

Liabilities and Shareholders’ Equity

Current Liabilities:
Bank indebtedness	$ 715,000	$ 385,000
Accounts payable and accrued liabilities	908,318	1,991,820
Current portion of obligations under capital leases	63,208	420,137
Current portion of term debt	369,250	515,950
	2,055,776	3,312,907

Obligations under capital leases	86,895	66,296
Term debt	101,250	317,340
Royalty amount payable	-	62,820

Shareholders’ Equity:
Share capital (note 3)	53,262,632	51,986,968
Conversion option	266,701	266,701
Deficit	(45,703,570)	(46,997,031)
	7,825,763	5,256,638

	$ 10,069,684	$ 9,016,001

On Behalf of the Board

“James Chang”

“Hugh Cartwright”

James Chang, Director

Hugh Cartwright, Director

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Loss

(expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three months ended December 31, 2003	Three months ended December 31, 2002	Six months ended December 31, 2003	Six months ended December 31, 2002
Revenue:
Ginseng root	$ 3,645,045	$ 3,550,748	$ 3,645,045	$ 4,116,659
Consumer products	45,218	73,359	199,796	268,961
	3,690,263	3,624,107	3,844,841	4,385,620

Cost of sales	1,279,418	2,848,290	1,342,174	3,444,262

Gross profit	2,410,845	775,817	2,502,667	941,358

Interest and other income	709	9,705	930	17,624

	2,411,554	785,522	2,503,597	958,982
Expenses:
Depreciation	769	-	1,911	630
Interest	66,504	78,109	115,482	181,026
Legal and audit	29,473	23,974	37,204	29,191
Marketing	126,617	117,464	132,680	138,084
Office supplies and services	10,703	6,698	19,551	13,145
Other	12,129	12,738	17,442	14,447
Rent	20,149	11,151	41,900	22,441
Salaries	115,157	110,003	235,118	226,167
Travel	7,772	8,316	15,110	16,055

	389,273	368,453	616,398	641,186

Net income before undernoted	2,022,281	417,069	1,887,199	317,796

Gain on disposal of capital assets	-	18,467	12,925	27,900
Gain on settlement of term debt and accounts payable	660,755	-	924,812	364,296

Net income before taxes	2,683,036	435,536	2,824,936	709,992

Income tax expense (recovery)	(75)	69	-	(11,892)

Net income	$ 2,683,111	$ 435,467	$ 2,824,936	$ 721,884

Net income (loss) per share (note 2)	$ 0.15	$ (0.03)	$ 0.10	$ (0.08)

Weighted average number of shares outstanding	12,495,787	11,241,352	12,495,787	11,241,352

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Deficit

(expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three months ended December 31, 2003	Three months ended December 31, 2002	Six months ended December 31, 2003	Six months ended December 31, 2002

Deficit, beginning of the period	$(47,622,409)	$(45,026,965)	$(46,997,031)	$(44,515,125)

Net income	2,683,111	435,467	2,824,936	721,884

Preferred share dividends	(675,099)	(678,424)	(1,352,415)	(1,365,460)

Royalty amount	(89,173)	(108,429)	(179,060)	(219,650)

Deficit, end of the period	$(45,703,570)	$(45,378,351)	$(45,703,570)	$(45,378,351)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	Three months ended December 31, 2003	Three months ended December 31, 2002	Six months ended December 31, 2003	Six months ended December 31, 2002
Cash flows from operations:
Net income	$ 2,683,111	$ 435,467	$ 2,824,936	$ 721,884
Adjustments to reconcile net income to cash provided by operating activities:
Cost of ginseng crops harvested	849,899	2,394,322	849,899	2,394,322
Depreciation and amortization	58,272	95,356	62,216	102,618
Gain on settlement of term debt and accounts payable	(660,755)	-	(924,812)	(364,296)
	2,930,527	2,925,145	2,812,239	2,854,528
Changes in non-cash working capital:
Increase in accounts receivable	(28,622)	(73,046)	(33,949)	(102,063)
Decrease (increase) in inventory	(334,223)	(159,249)	(328,130)	353,011
Ginseng crop costs, net of deferred depreciation and amortization	(794,287)	(693,829)	(1,900,679)	(1,777,961)
Decrease in prepaid expenses	226,015	140,340	67,533	94,444
Decrease in accounts payable	(642,006)	(256,561)	(356,292)	(197,688)
Royalty amount payable	(999)	-	(999)	-
Cash provided by operating activities	1,356,405	1,882,800	259,723	1,224,271

Cash flows from financing activities:
Drawing (repayment) of short-term borrowings	(1,230,000)	(1,515,000)	330,000	(545,000)
Reduction of capital lease obligations	(9,605)	(20,228)	(28,128)	(37,826)
Reduction of term debt	(61,000)	-	(322,050)	(232,944)
Issuance of common shares	3,000	-	3,000	-
Cash used in financing activities	(1,297,605)	(1,535,228)	(17,178)	(815,770)

Investing:
Purchase of capital assets, net of disposal proceeds	(71,251)	(22,587)	(193,597)	(54,006)

Net increase (decrease) in cash	(12,451)	324,985	48,948	354,495

Cash at beginning of period	114,129	100,479	52,730	70,969

Cash at end of period	$ 101,678	$ 425,464	$ 101,678	$ 425,464

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Cash Flows (Continued)

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	Three months ended December 31, 2003	Three months ended December 31, 2002	Six months ended December 31, 2003	Six months ended December 31, 2002

Non-cash investing and financing activities not included in cash flows:
Preferred shares converted to common shares	$ -	$ 100,000	$ 102,300	$ 731,935
Dividends and royalty accrued on preferred shares	764,272	786,853	1,531,475	1,585,110
Preferred share issue costs accrued	115,602	143,417	258,811	287,450
Capital asset purchases financed with capital lease	-	-	37,248	-

Supplemental cash flow information:
Interest paid	$ 59,469	$ 33,054	$ 80,163	$ 70,182

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Schedules of Ginseng Crop Costs

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	Three months ended December 31, 2003	Three months ended December 31, 2002	Six months ended December 31, 2003	Six months ended December 31, 2002

Capital tax (recovery)	$ 5,482	$ 4,572	$ 6,999	$ (21,495)
Depreciation	82,024	75,473	161,260	153,794
Direct labour	445,277	421,726	1,036,557	992,689
Equipment rental	31,137	24,725	42,381	31,696
Fertilizers	44,811	25,634	204,401	136,109
Fuel	16,660	20,062	42,582	49,263
Hardware, supplies and small tools	14,294	19,077	28,470	35,998
Insurance	(163)	-	16,460	14,276
Land rental	33,875	14,557	215,872	206,220
Mulch	156,651	113,079	208,996	220,181
Office supplies and services	13,238	16,018	28,071	35,654
Rent	4,920	4,920	9,840	9,840
Repairs and maintenance	22,719	19,150	41,813	42,820
Telephone and utilities	4,652	1,464	9,106	8,688
Travel and automobile	734	8,845	9,131	16,022
	876,311	769,302	2,061,939	1,931,755

Balance, beginning of period	7,582,818	7,323,001	7,051,190	7,023,802
	8,459,129	8,092,303	9,113,129	8,955,557

Less amounts charged to cost of sales and inventory	(2,636,797)	(2,095,090)	(3,290,797)	(2,958,344)

Net crop costs, end of period	$ 5,822,332	$ 5,997,213	$ 5,822,332	$ 5,997,213

Comprised of:
Current portion expected to be harvested and marketed within one year	$ 2,300,000	$ 3,500,000	$ 2,300,000	$ 3,500,000
Balance expected to be harvested after one year	3,522,332	2,497,213	3,522,332	2,497,213

	$ 5,822,332	$ 5,997,213	$ 5,822,332	$ 5,997,213

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

(Unaudited – Prepared by Management

Six months ended December 31, 2003

1.

Interim Unaudited Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended June 30, 2003.

2.

Net income (loss) per share

Net loss per share is calculated by dividing net loss available to common shareholders, which includes preferred share dividends and royalty amount, by the weighted average number of shares outstanding.  The following table summarizes the calculation of basic and diluted earnings (loss) per share:

	Three months ended December 31, 2003	Three months ended December 31, 2002	Six months ended December 31, 2003	Six months ended December 31, 2002

Net income	$ 2,683,111	$ 435,467	$ 2,824,936	$ 721,884
Preferred share dividends and royalty amount	(764,272)	(786,853)	(1,531,475)	(1,585,110)
	$ 1,918,839	$ (351,386)	$ 1,293,461	$ (863,226)
Weighted average number of shares outstanding	12,495,787	11,241,352	12,495,787	11,241,352
Basic and diluted loss per share	$ 0.15	$ (0.03)	$ 0.10	$ (0.08)

Fully diluted loss per share has not been presented as outstanding stock options, warrants, and debt and preferred share conversions are either not materially dilutive or anti-dilutive.

3.

Capital stock

Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preferred shares with a par value of $1 each

100,000,000 Class “B” Convertible Preferred shares without par value

Issued and outstanding:

	December 31, 2003	June 30, 2003

Common shares (a)	$ 22,746,342	$ 22,641,042
Class “A” Preferred shares (b)	18,770,455	19,131,566
Unpaid dividends and royalties (c)	11,745,835	10,214,360
	$ 53,262,632	$ 51,986,968

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

(Unaudited – Prepared by Management

Six months ended December 31, 2003

(a)

Common Shares issued:

	Number of shares	Amount
Balance, June 30, 2001	2,816,794	$ 19,843,918
Preferred share conversions	4,332,121	2,012,689
Share for debt settlement	154,412	52,500
Balance, June 30, 2002	7,303,327	21,909,107
Preferred share conversions	5,107,495	731,935
Balance, June 30, 2003	12,410,822	22,641,042
Preferred share conversions	121,786	102,300
Exercise of employee stock option	50,000	3,000
Balance, December 31, 2003	12,582,608	$ 22,746,342

On September 8, 2003, a preferred shareholder converted 102,300 Class “A” preferred shares into 121,786 common shares at a price of $0.84 per share.

(b)

Preferred Shares issued:

	Number of shares	Amount
Balance, June 30, 2001	23,685,700	$ 22,326,326
Original principal amount of bonds converted	160,000	160,000
Unamortized bond discount of bonds converted	-	(10,000)
Conversion option attributable to bonds converted	-	29,148
Accrued interest on bonds converted	38,583	38,583
Total carrying value of bonds converted to preferred shares	198,583	217,731
Preferred share issue costs	-	(630,283)
Preferred shares issued in settlement of debt	536,283	536,283
Preferred shares converted to common shares	(2,012,689)	(2,012,689)
Balance, June 30, 2002	22,407,877	20,437,368
Preferred share issue costs	-	(573,867)
Preferred shares converted to common shares	(731,935)	(731,935)
Balance, June 30, 2003	21,675,942	19,131,566
Preferred share issue costs	-	(258,811)
Preferred shares converted to common shares	(102,300)	(102,300)
Balance, December 31, 2003	21,573,642	$ 18,770,455

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

(Unaudited – Prepared by Management

Six months ended December 31, 2003

(c)

Unpaid dividends and royalties:

Amount
Balance, June 30, 2000	$ 1,446,808
Cumulative dividends on preferred shares	2,207,439
Cumulative royalties on Royalty Participation Units	325,894
Balance, June 30, 2001	3,980,141
Cumulative dividends on preferred shares	2,863,271
Cumulative royalties on Royalty Participation Units	475,900
Balance, June 30, 2002	7,319,312
Cumulative dividends on preferred shares	2,722,309
Cumulative royalties on Royalty Participation Units	172,739
Balance, June 30, 2003	10,214,360
Cumulative dividends on preferred shares	1,352,415
Cumulative royalties on Royalty Participation Units	179,060
Balance, December 31, 2003	$ 11,745,835

4.

Related party transactions

During the period ended December 31, 2003, the following transactions with related parties occurred:

(a)

The Company has paid $123,000 (2002 - $123,000) to a management company with directors in common for office and administrative services.

(b)

The Company has been charged $243,489 (2002 - $271,982) by a management company with directors in common for annual asset management services for its preferred shares.  Included in accounts payable is $115,490 (2002 - $388,763) owing to the management company.

(c)

On October 14, 2003, the Company settled its debt of $823,897 owing to the management company (note 4(b)) as at September 30, 2003 with the assignment of its net equity in land and building owned pursuant to an undivided interest in a joint venture ginseng processing facility located in Kamloops, B.C.

(d)

The Company has paid $109,351 (2002 - $123,428) to companies controlled by a director of the Company for marketing and selling services related to the sale of the Company’s ginseng root.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901f

(previously Form 61)

Incorporated as part of:		Schedule A

	X	Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	Imperial Ginseng Products Ltd.

ISSUER ADDRESS	Suite 1601 - 650 West Georgia Street
P.O. Box 11549
Vancouver, BC
V6B 4N7

CONTACT PERSON	Hilary Madore

CONTACT POSITION	Vice President Finance

CONTACT TELEPHONE #	(604) 689-8863

CONTACT EMAIL	hilarym@imperialginseng.com

WEB SITE ADDRESS	N/A

FOR QUARTER ENDED	December 31, 2003

DATE OF REPORT	February 16, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

HUGH CARTWRIGHT	“Hugh Cartwright”	2004/02/16
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

JAMES CHANG	“James Chang”	2004/02/16
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

IMPERIAL GINSENG PRODUCTS LTD.

Schedule B – Supplementary Information

Six months ended December 31, 2003

1.

Analysis of expenses and deferred costs:

(a)

Deferred costs:

See Consolidated Schedules of Ginseng Crop Costs incorporated into Schedule A.

(b)

Cost of sales:

Ginseng root	$ 849,899
Drying and processing costs	407,636
Consumer products	84,639
$ 1,342,174

2.

Related party transactions:

See Consolidated Financial Statements – Note 4 incorporated into Schedule A.

3.

Summary of securities issued and options granted during the period:

(a)

Securities issued during the period:

Date	Type of Issue	Number	Price	Total Cash Proceeds	Commission Paid	Agent’s Warrants Issued
Sept. 8/03	Common Shares	121,786	$0.84	Preferred share conversion	Nil	Nil
Nov. 27/03	Common Shares	50,000	$0.06	Exercise of employee stock option	Nil	Nil

(b)

Options granted during the period:

There were no options granted during the period.

4.

Summary of securities as at December 31, 2003:

(a)

 Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preferred Shares with a par value of $1 each

100,000,000 Class “B” Convertible Preferred Shares without par value

(b)

Shares issued and outstanding at December 31, 2003:

Issued and outstanding:	# of shares	Amount
Common shares	12,582,608	$ 22,746,342
Class “A” Preferred Shares	21,573,672	18,770,455
Unpaid dividends and royalties		11,745,835
		$ 53,262,632

See also Consolidated Financial Statements – Note 3 incorporated into Schedule A.

(c)

Summary of options, warrants and convertible securities outstanding at December 31, 2003:

Options	Amount	Exercise Price	Expiry Date
Employee incentive stock options	1,335,000	$0.06	May 22, 2008

Convertible Securities	Amount	Conversion Price	# of Common Shares
Class “A” Preferred Shares	21,573,642	$0.70 - $3.50	13,704,335

(d)

Shares in escrow or subject to a pooling agreement:

There were no shares in escrow or subject to a pooling agreement.

(e)

List of directors and officers:

Stephen P. McCoach	Director and Co-Chairman
Hugh R. Cartwright	Director and Co-Chairman
James S. Chang	Director and President
Joseph A. Rogers	Director
Maurice Levesque	Director
Dr. Aik Ping Eng	Director
Robert Geier	Vice President, Ontario Operations
Hilary Madore	Vice President, Finance

IMPERIAL GINSENG PRODUCTS LTD.

Schedule C – Management Discussion and Analysis

Six months ended December 31, 2003

Description of Business

Imperial Ginseng Products Ltd. ("the Company") is incorporated under the Company Act of British Columbia.  The Company cultivates, processes, and markets North American Ginseng and Consumer Products in North America and Asia.

Results of Operations

For the six-month period ended December 31, 2003, the Company reports revenues of $3,844,841 and net income of $2,824,936 or $0.10 per share.  This compares to revenues of $4,385,620 and net income of $721,884 or $0.08 loss per share for the same period in the prior year.

By the end of December, 2003, the harvest and processing of ginseng root was mostly complete.  In total, the Company harvested 145 acres with production totalling approximately 364,000 pounds.  In addition, a further 12 acres is to be harvested during spring 2004.  By December 31, 2003, approximately 47% of the root had been sold.  Compared to the prior year, 132 acres were harvested with production totalling 335,169 pounds.  By December 31, 2002, approximately 69% of the root had been sold.  Also, in comparison to the prior year, root prices are approximately 25% higher that what was achieved for the same six-month period.

Interest expense for the six-month period ended December 31, 2003 is $65,544 less than the same period in the prior year due to settlement of term debt obligations during fiscal 2003 and the resulting decrease in interest accruals.

Legal and audit for the six-month period ended December 31, 2003 is $8,013 greater than the same period in the prior year due to higher legal expenses incurred.

Marketing for the six-month period ended December 31, 2003 is $5,404 less than the same period in the prior year due to decreased commission from lower sales revenue from root.

Rent for the six-month period ended December 31, 2003 is $19,459 greater than the same period in the prior year due to the new retail store that was opened in May 2003.

During the six-month period ended December 31, 2003 and 2002, certain assets at the Company’s British Columbia farm were disposed of resulting in gains as disposal proceeds were in excess of book value.

During the six-month period ended December 31, 2003 and 2002, bonds were settled for amounts less than face value resulting in a gain being record for these transactions.  In addition, amounts previously accrued as interest payable, were reversed.

In addition, on October 14, 2003, the Company settled its accounts payable of $823,897 owing to a management company with directors in common as at September 30, 2003 with the assignment of its net equity in land and building owned pursuant to an undivided interest in a joint venture ginseng processing facility located in Kamloops, B.C.  As the net equity was approximately $175,000, a one-time gain in the amount of approximately $649,000 was recorded.

Financial Condition

Farm Operations:

During the second quarter of fiscal 2004, the Company completed its planting and harvesting activities with the exception of a spring 2004 harvest of 12 acres in British Columbia.  The Company planted 151 acres of ginseng at its Ontario farm and harvested a total of 145 acres between its British Columbia and Ontario farms.  As at December 31, 2003, the Company has 558 acres of ginseng under cultivation.

Related Party Transactions and Balances:

a) Management Company

During 1999, a management company with directors in common was requested to consult with and advise the Company with respect to restructuring its term debt obligations.  As a result, the management company was engaged to structure, package, market and administer the conversion of term debt obligations to convertible Class “A” Preferred Shares.  The management company is compensated for such services by a one-time service charge of 6% of the face value of Convertible Bonds or Preferred Shares issued either by way of term debt converted to Preferred Shares or through the issue of Preferred Shares by way of private placements and an annual asset management service charge of 2.5%.  This annual asset management fee was re-negotiated and reduced to 2% commencing October 1, 2003.  For the six-month period ended December 31, 2003, the Company was charged $nil and $243,489, respectively for these services.  At December 31, 2003, $115,490 is owing to this management company and is included in accounts payable.  The amount is due on demand, unsecured and non-interest bearing.

On October 14, 2003, the Company settled its debt of $823,897 owing to the management company as at September 30, 2003 with the assignment of its net equity in land and building owned pursuant to an undivided interest in a joint venture ginseng processing facility located in Kamloops, B.C.

In addition, the management company provides administrative and office services and the Company was charged $92,250, $9,840, and $20,910 for salaries, rent, and office services, respectively.

Investor Relations:

The Company currently has no agreements in place for which investor services are provided.

Financing Activities

During the period the Company determined that it was required to continue to suspend payment of dividends on its Class “A” Preferred Shares and interest on all of its previously issued convertible bonds.  As at December 31, 2003 cumulative unpaid dividends and interest in arrears are $10,159,658 and $319,893, respectively.

During the six-month period ended December 31, 2003, the Company negotiated and settled $313,000 of term debt, and realized a gain on settlement of the term debt of $51,950.  In addition, $162,123 previously accrued as interest expense was reversed.

Subsequent to December 31, 2003, the Company negotiated and settled a further $156,000 of term debt.

Liquidity and Financial Position

As at December 31, 2003, the Company had total assets of $10,069,684 as compared with $9,016,001 at June 30, 2003.  This increase is primarily due to the investment into ginseng crop costs for on-going crop maintenance and new seeding.  In addition, processing expenditures incurred are allocated to inventory until such time as the inventory is sold.

Working capital increased from negative $277,832 at June 30, 2003 to $3,386,236 as at December 31, 2003 and the current ratio increased from 0.92 at June 30, 2003 to 2.65 as at December 31, 2003.  This improvement is due to the increase in inventory available for sale, and the settlement of term debt and accounts payable.

Total term debt, net of discount, decreased from $833,290 at June 30, 2003 to $470,500 at December 31, 2003 due to bond settlements.

Subsequent Event

On January 16, 2004, the Board of Directors of the Company approved, subject to regulatory approval, a contract between the Company and a management company with directors in common to restructure and obtain a TSX Venture listing of the Company’s Class “A” Preferred Shares.

The management company is to be paid a one-time fee of 2.5% of the total value of preferred shares restructured and listed on the TSX Venture Exchange, net of all applicable fees incurred for legal, accounting, taxation, and advisory services paid directly by the Company.  The management company agrees to accept common shares of the Company for up to 80% of the aggregate amount of the restructuring fee as full consideration for services rendered.

P.O. Box 11549, Suite 1601 - 650 West Georgia Street, Vancouver, BC, Canada, V6B 4N7

Telephone: (604) 689-8863 - Facsimile: (604) 689-8892

February 19, 2004

B.C. Securities Commission

Suite 200, 865 Hornby Street

Vancouver, BC

V6Z 2H4

Dear Sirs:

Re:

Sedar Filing - Imperial Ginseng Products Ltd. Interim Financial Statements for the six-month period ended December 31, 2003

Including in this electronic filing is Imperial Ginseng Products Ltd.’s Quarterly and Year-End Report Form 51-901F with Schedule’s A, B and C for the six-month period ended December 31, 2003.

We confirm that on Thursday, February 19th, 2004 the attached materials were mailed to those shareholders requesting it.

Please call should you have any questions or require any additional information.

Sincerely,

IMPERIAL GINSENG PRODUCTS LTD.

“Hilary Madore”

Hilary S.A. Madore, CMA

Vice President, Finance

/hm

Attachments

February 19, 2004

PRESS RELEASE

Imperial Ginseng Products Ltd. Reports 2nd Quarter 2004 Fiscal Year Results

VANCOUVER, BRITISH COLUMBIA – For the three and six-month periods ended on December 31, 2003, Imperial Ginseng Products Ltd. (the “Company”) reports revenues of $3.7 million and $3.8 million, respectively, and net income of $2.7 million or $0.15 per share and $2.8 million or $0.10 per share, respectively.  This compares to revenues of $3.6 million and $4.4 million, a net income of $0.4 million or $0.03 loss per share and $0.7 million or $0.08 loss per share, respectively, for the same periods in the prior year.  Comparative figures for revenue, net income and net income (loss) per share are as follows:

	Three months ended December 31, 2003	Three months ended December 31, 2002	Six months ended December 31, 2003	Six months ended December 31, 2002
Revenue	$3.7	$3.6	$3.8	$4.4
Cost of sales	1.3	2.8	1.3	3.5
Gross profit	2.4	0.8	2.5	0.9
G & A expenses	0.4	0.4	0.6	0.6
Gain on settlements of debt	0.7	-	0.9	0.4
Net income	$2.7	$0.4	$2.8	$0.7

Weighted average shares outstanding	12,495,797	11,241,352	12,495,797	11,241,352
Net income (loss) per share	$0.15	$(0.03)	$0.10	$(0.08)

By the end of the second quarter of fiscal 2004, which ended on December 31, 2003, the Company had completed virtually all its fiscal 2004 ginseng planting, root harvesting and processing activities.  The Company harvested 145 acres of ginseng with total production of 363,688 pounds, compared to a harvest of 132 acres with a total production of 335,169 pounds in the prior year.  To complete the harvest of the Company’s BC acreage, the Company also plans to harvest the remaining 12 acres of its BC ginseng gardens in the spring of 2004.

Sales activities were slower compared to the same period in the prior year.  As at December 31, 2003, only approximately 47% of the root had been sold, compared to approximately 69% of the root sold during the same period in the prior year.  Despite the lower volume sold, due to an increase in the ginseng root prices, the Company still reported $3.7 million sales revenue in the second quarter of fiscal 2004, compared to $3.6 million sales revenue reported in the same quarter of fiscal 2003.

The Company’s gross margin increased to $2.4 million and $2.5 million for the three and six-month periods ended on December 31, 2003, from $0.8 million and $0.9 million for the three and six-month period ended in the prior year.  The significant margin increase in fiscal 2004 was due to prior year’s write offs of the crop cost of the Company’s BC operations combined.

Preferred Share Restructuring and Listing

The Board of Directors of the Company approved a restructuring of the Company’s outstanding Class “A” Preference Shares.  The Company has entered into a restructuring and listing services agreement, subject to regulatory approval, between the Company and a management company with directors in common to undertake all necessary steps to restructure its Class “A” Preference Shares into Convertible Preference Shares and obtain a TSX Venture listing of the Company’s Convertible Preference Shares.

The management company is to be paid a one-time success fee of 2.5% of the total value of preferred shares restructured and listed on the TSX Venture Exchange, net of applicable fees incurred for legal, accounting, taxation, and advisory services paid directly by the Company.  The management company has agreed to accept common shares of the Company issued at a price of $0.11 per share for up to 80% of the aggregate amount of the restructuring fee as full consideration for services rendered.

This press release may contain forward-looking statements that reflect the Company’s current expectation regarding future events.  The forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to the success of the Company’s horticultural operations and the strength of the economies and currencies of Asian countries.  Investors should consult the Company’s ongoing quarterly filings, annual reports and Form 20-F for additional information on risks and uncertainties relating to the forward-looking statements.  The corporation disclaims any obligations to update these forward-looking statements.

ON BEHALF OF THE BOARD OF DIRECTORS OF

IMPERIAL GINSENG PRODUCTS LTD.

“James S. Chang”

James S. Chang, MA, MBA, CPA

President and Chief Executive Officer

For additional information, contact:

Imperial Ginseng Products Ltd.

Tel:  (604) 689-8863

Fax: (604) 689-8892

The TSX Venture Exchange has not reviewed and does not accept

Responsibility for the adequacy or accuracy of this release.

This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and section 151 of the Securities Rules.

BC FORM 53 – 901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1:            Reporting Issuer

Imperial Ginseng Products Ltd. (the “Company”)

Item 2:            Date of Material Change

February 19, 2004

Item 3:           Press Release

CCN Matthews	February 20, 2004
SEDAR	February 20, 2004
Canada Stock Watch	February 20, 2004
Market News Publishing Inc.	February 20, 2004
NASDAQ (US)	February 20, 2004

Item 4.            Summary of Material Change

The Company has entered into a restructuring and listing services agreement, subject to regulatory approval, between the Company and a management company with directors in common to undertake all necessary steps to restructure its Class “A” Preference Shares into Convertible Preference Shares and obtain a TSX Venture listing of the Company’s Convertible Preference Shares.

Item 5.            Full Description of Material Change

The Board of Directors of the Company approved a restructuring of the Company’s outstanding Class “A” Preference Shares.  The Company has entered into a restructuring and listing services agreement, subject to regulatory approval, between the Company and a management company with directors in common to undertake all necessary steps to restructure its Class “A” Preference Shares into Convertible Preference Shares and obtain a TSX Venture listing of the Company’s Convertible Preference Shares.

The management company is to be paid a one-time success fee of 2.5% of the total value of preferred shares restructured and listed on the TSX Venture Exchange, net of applicable fees incurred for legal, accounting, taxation, and advisory services paid directly by the Company.  The management company has agreed to accept common shares of the Company issued at a price of $0.11 per share for up to 80% of the aggregate amount of the restructuring fee as full consideration for services rendered.

Item 6.           Reliance on section 85(2) of the Act

Not Applicable.

Item 7.           Omitted Information

Not Applicable.

Item 8.           Senior Officers

Name:

James Chang

Title:

President and Chief Executive Officer

Phone No.:

(604) 689-8863

Name:

Stephen P. McCoach

Title:

Co-Chairman

Phone No.:

(604) 689-8863

Name:

Hugh R. Cartwright

Title:

Co-Chairman

Phone No.:

(604) 689-8863

Item 9.           Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

February 20, 2004

“James Chang”

Date

Signature

James S. Chang

Name of Officer

President & Chief Executive Officer

Title of Officer

Vancouver, British Columbia

Place